Tessie Harris

EXPERIENCE

Hook Point Brewing, Collierville, TN — *Vice President*

March 2022 - PRESENT

Help develop and implement business strategies that align with the company's goals and objectives in all areas of the brand including the creation of Original Glory American Pilsner.

Private Caterer, Oxford, MS — *owner/chef*

August 2009 - December 2021

Private caterer for weddings and special events with unique and southern inspired foods.

Rob & Stuckey, Plano, Tx — *Interior Designer*

January 2007 - April 2009

Interior designer for high end retail store specializing in custom furniture and interior design.

Downtown Designs, Vicksburg, MS — *Interior Designer*

September 2003 December 2005

Owner/Designer – retail store specializing in custom fabrics, upholstery and interior design services.

Norwalk Furniture Madison, MS — *Interior Designer*

July 1998- May 2003

Interior Designer – retail store specializing in custom upholstery and interior design services.

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SKILLS

Team Leadership

Communication

Critical Thinking

Problem Solving

Product Management

Customer Service

Presentation Competency

Marketing

Microsoft Word

Microsoft Excel

Graphic Software